United States
          Securities and Exchange Commission
                Washington, D.C.  20549

                     Schedule 13G
       Under the Securities Exchange Act of 1934
                  (Amendment No. __)


           Data Systems Network Corporation
        ---------------------------------------
                   (Name of Issuer)


             Common Stock, $.01 par value
        ---------------------------------------
            (Title of Class of Securities)


                      237891-10-6
        ---------------------------------------
                    (CUSIP Number)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                     Schedule 13G

CUSIP No. 237891-10-6

1.   NAME OF REPORTING PERSON.
          Oak Ridge Investments LLC
     S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.
          36-4142388
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (a)  [     ]
          (b)  [     ]

3.   SEC USE ONLY.


4.   CITIZENSHIP OR PLACE OF ORGANIZATION.
          Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

5.   SOLE VOTING POWER.
          26,000
6.   SHARED VOTING POWER.
          0
7.   SOLE DISPOSITIVE POWER.
          235,280
8.   SHARED DISPOSITIVE POWER.
          20,375
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON.
          255,655
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
          5.26%
12.  TYPE OF REPORTING PERSON.
          IA

CUSIP No. 237891-10-6

ITEM 1(a). NAME OF ISSUER
     Data Systems Network Corporation

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES
     34705 West 12 Mile Road, Suite 300
     Farmington Hills, Michigan  48331

ITEM 2(a). NAME OF PERSON FILING
     Oak Ridge Investments LLC

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE
     10 South LaSalle Street, Suite 1050
     Chicago, Illinois  60603

ITEM 2(c). CITIZENSHIP
     Delaware limited liability company

ITEM 2(d). TITLE OR CLASS OF SECURITIES
     Common Stock, $.01 par value

ITEM 2(e).  CUSIP NUMBER
     237891-10-6

ITEM 3. PERSONS FILING
     The person filing this statement, Oak Ridge
Investments LLC, is an Investment Adviser registered under Section 203 of the Investment Advisers Act of
1940.

ITEM 4. OWNERSHIP
     Reference is made to Items 5-11 on the cover sheet of this Schedule 13G

     Oak Ridge Investments LLC has been granted discretionary authority over its clients' securities and in some instances has voting power over such securities. Any and all discretionary authority which has been delegated to Oak Ridge Investments LLC may be revoked in whole or in part at any time.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
     N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON
     1) Oak Ridge Investments LLC does not serve as custodian of the assets of any of its clients;
accordingly, only the client or client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

     The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities is vested in the clients for which Oak Ridge Investments LLC serves as investment adviser. Any and all discretionary authority which has been delegated to Oak Ridge
Investments LLC may be revoked in whole or in part at any time.

     Not more than 5% of the class of such securities is owned by any one of such clients subject to the advice of Oak Ridge Investments LLC or its affiliates.

     2)  With respect to securities owned by the O.R.I.
Fund, Inc., only Firstar Trust Company, as custodian for the Fund, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of the Fund participate proportionately in any dividends and distributions so paid.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED
ON BY THE PARENT HOLDING COMPANY
          N/A

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS
OF THE GROUP
          N/A

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
          N/A

ITEM 10. CERTIFICATION
     By signing below the undersigned hereby (i) certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect and (ii) declares and affirms that the filing of this Schedule 13G shall not be construed as an admission that the reporting person is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied (except for such shares, if any, reported herein as beneficially owned by Oak Ridge Investments LLC, for its own account).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 27th day of January, 1998.


                              /s/ Samuel Wegbreit
                              ----------------------------
                              (Signature)

                              Samuel Wegbreit
                              Managing Member,
                              Oak Ridge Investments LLC